Berns & Berns
Counsellors At Law
767 Third Avenue
New York, New York 10017

Telephone: (212) 332-3320
Telecopier: (212) 332-3315
December 6, 2010
VIA FAX AND EDGAR
Ms. Joanna Lam
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Olympus Pacific Minerals Inc.
SEC File No. 000-52324
Dear Ms. Lam:
          In connection with the amendment to Olympus Pacific Minerals Inc.’s (the “Company”) Annual Report on Form 20-F for the year ended December 31, 2009 (“Form 20-F”) which the Company is now preparing, in response to the Staff’s November 18, 2010 comment letter (“Comment Letter”), the Company proposes the following responses to comments 2 and 3.
          Comment No. 2 — The Company will delete all references to the general design of its disclosure controls and procedures, and will state that its disclosure controls and procedures were ineffective as of December 31, 2009. Revised 15.T.1 (a) Disclosure Controls and Procedures of the Company’s Chief Executive Officer will state:
“Based on an evaluation under the supervision and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, were ineffective as of December 31, 2009 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”

Berns & Berns	December 6, 2010
Securities and Exchange Commission	Page 2
          Comment No. 3 — The Company will add a section on “Changes in Internal Control over Financial Reporting” which will read as follows:
“Changes in Internal Control over Financial Reporting
          There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. However, because of the errors discovered in November 2009 described above in Description and Impact of Material Weakness, in 2010 the Company adopted the Remediation Plan described above which was intended to correct the material weaknesses it believed existed in 2009 in its disclosure and financial reporting controls.”
          Please let us know whether the Company’s proposed responses to comments 2 and 3 are satisfactory, or what additional changes you would like to be included.
          Comments No. 4-6
          Engineering Comments
          Management of the Company has been speaking with Ken Schuler, Mining Engineer, and, as a result of such discussions, believes that its proposed revisions to its mining disclosures will be satisfactory and will address all of the Staff’s engineering comments.
          If the proposed revisions to comments 2 and 3 are acceptable, the Company will be able to file its amendment to its Annual Report on Form 20-F for the year ended December 31, 2009 very quickly, including updated CEO and CFO certifications.
           Comment No. 1 — For the amendment to its Form 20-F for the year ended December 31, 2008, the Company was required to obtain updated audit inquiry response letters from all of its outside legal counsel to ensure that there were no material changes before the corrected audit report could be included in the filing. Upon receipt of all these letters the amendment will be filed.
          Please call if you have any questions.

Sincerely,
/s/ James Berns
James Berns